November 8, 2007

Submitted on EDGAR under "CORRESP"

Ms. Kathleen Krebs

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:	Louisiana-Pacific Corporation

Definitive Schedule 14A

Filed March 23, 2007

File No. 1-07107

Dear Ms. Krebs:

We are in receipt of your letter dated September 27, 2007, regarding the subject filing. The undersigned, Secretary of Louisiana-Pacific Corporation ("LP"), is responding on behalf of LP and the addressee of the letter, Richard W. Frost. Our responses and headings correspond to the numbered comments and headings in your letter; we have included each comment in full, followed by our response.

Compensation Committee, page 8

1.         Please clarify which members of management made recommendations to the compensation committee concerning various elements of your named executive officer compensation. Also, describe the factors the chief executive officer considered in reaching his recommendations regarding named executive officer salaries and other compensation. See Regulation S-K Item 407(e)(3)(ii).

Response: We will provide the requested information in our annual proxy statements beginning in 2008 (hereinafter, “future proxy materials”), including the identity of persons making recommendations regarding executive compensation to the compensation committee and the factors considered in making such recommendations. Among other things, in our future proxy materials, we will clarify and expand the discussion of these issues that appeared on page 21 of the subject filing.

Ms. Kathleen Krebs

November 8, 2007

Executive Compensation, page 18

Discussion and Analysis of LP’s Executive Compensation Program, page 18

2.        Please provide appropriate Item 402(b) disclosure relating to perquisites, which appear to comprise a material element of your compensation program.

Response: We do not believe that perquisites comprise a material element of our executive compensation program. The annual cost of personal benefits for each executive officer, including health, disability and life insurance coverage, reimbursement of personal travel expenses, and financial, tax and estate planning services, is less than $35,000 per individual officer. See footnote 6 on page 27 of the subject filing.

Total Compensation Profiles, page 20

3.        Please address the committee’s analysis of the information contained in the total compensation profiles and how the evaluation of this information resulted in specific awards for the fiscal year or modifications to the manner in which you implement your compensation program.

Response: Our compensation committee reviews the total compensation profiles for our named executive officers in conjunction with the market surveys and peer group data provided by the committee’s outside compensation consultant to assure that the individual elements of our compensation program, as well as total compensation levels, are competitive but not excessive. We will clarify the committee’s use of total compensation profiles in our future proxy materials.

4.        The summary compensation table on page 25 and other disclosure in your Compensation Discussion and Analysis show that Mr. Frost’s salary and equity compensation each are significantly higher than that of the other named executive officers. Please discuss the reasons for the differences in the amounts of compensation awarded to the named executive officers so that it is apparent whether the disparities reflect material differences in your policies or decision-making regarding the executives’ compensation. See Section II.B.1 of Securities Act Release No. 33-8732A.

Response: We will clarify in our future proxy materials that the higher levels of compensation paid to our CEO compared to our other named executive officers are consistent with the market survey data and benchmarking data for our peer group and that there are no differences in our policies or decision-making regarding compensation paid to our various executive officers, including the CEO.

5.        Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item

Ms. Kathleen Krebs

November 8, 2007

402(b)(1)(vi) of Regulation S-K. It is not clear whether you review each element of compensation individually or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. Please provide sufficient quantitative or qualitative disclosure of the analyses underlying the committee’s decisions to make specific compensation awards. Explain and place in context how the committee considered each element of compensation and why determinations with respect to one element may or may not have influenced the committee’s decisions with respect to other allocated awards.

Response: The compensation committee’s outside consultant provides extensive market survey data and benchmarking data on our peer group for the committee’s review. The committee considers each compensation element individually and total compensation as a whole in comparison to the surveys and benchmarking data. We will expand on the CD&A discussion in our future proxy materials to explain the analyses underlying the committee’s decisions regarding specific awards, and to place in context how each element of compensation was considered in relation to our executive compensation program as a whole.

Benchmarking, page 20

6.        Please identify all of the companies that you considered for benchmarking purposes for the last fiscal year. Discuss how the compensation committee considered the levels and elements of the benchmarked companies’ compensation in determining the various levels and elements of your executive compensation. See Regulation S-K Item 402(b)(2)(xiv). Please disclose the actual compensation as a percentile of the peer group data and, where the actual percentile differs from the target, explain why.

Response: We will identify all companies considered for benchmarking purposes in our future proxy materials. As stated on page 18 of the subject filing, our executive compensation program is designed to be competitive at the median level with our peer group and/or market survey data for comparable positions. We will discuss how our compensation committee analyzed the benchmark data in determining the various levels and elements of executive compensation for the prior fiscal year and disclose those compensation elements, if any, that differed from the target level in our future proxy materials.

Annual Cash Incentive Awards, page 21

7.         You disclose on page 22 the types of individual performance goals that you consider in determining a named executive officer’s compensation. For each named executive officer, please disclose the performance targets for these measures. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for such conclusion. Also, disclose how difficult it would be for the

Ms. Kathleen Krebs

November 8, 2007

executive or how likely it would be for you to achieve the undisclosed performance targets. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target and threshold levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. To the extent the targets are not stated in quantitative terms, explain how the committee determines the officer’s achievement levels for that performance measure.

Response: As described in the subject filing beginning on page 21, included among the elements of our executive compensation program is a plan providing for annual cash incentive awards (“cash incentive plan”). Sixty percent of each annual award is based on the level of attainment (or not) of a target level of earnings per share (“EPS”). The target EPS goal for fiscal 2006 was disclosed on page 22 of the subject filing; future EPS targets will be disclosed in our future proxy materials. The remaining 40 percent of the annual cash incentive awards is subject to the attainment of individual performance goals (assuming a threshold EPS level is attained).

In the subject filing, the types of individual performance goals specified for our CEO were summarized at the bottom of page 22. In our future proxy materials, we will also describe the individual performance goals established for our other named executive officers in addition to the CEO. With respect to targets that are not expressed in quantitative terms, we will explain how the committee determined the officer's level of achievement for those goals. We will also disclose the specific target level or goal for each quantitative performance measure listed except to the extent we determine, as discussed in more detail below, that disclosure of the specific targets would result in competitive harm and therefore may be omitted under Instruction 4 to Item 402(b) of Regulation S-K (such targets as we may in the future determine are not required to be disclosed due to the potential for competitive harm are hereinafter referred to as "Confidential Targets"). To the extent that such specific targets are not disclosed, we will disclose how difficult the compensation committee believed, at the time the performance goals were established, that it would be to achieve each specific goal for which a target level is not disclosed. The analysis of whether a specific target qualifies to be treated as a Confidential Target will be performed contemporaneously with filing the related future proxy materials.

LP believes that the disclosure of certain types of individual performance goals established for the named executive officers under the cash incentive plan would reveal confidential commercial or financial information about LP that would result in competitive harm. For example, in 2006 and 2007, performance goals for the CEO and/or CFO have included the achievement of a target amount of EBITDA from operations, the achievement of target weighted average returns from capital

Ms. Kathleen Krebs

November 8, 2007

expenditures, the initiation of operations at a specified number of new facilities and the implementation of marketing strategies.

The specific target levels or goals that we determine to be Confidential Targets as described above will constitute commercial or financial information for purposes of Instruction 4 to Item 402(b) of Regulation S-K based on established case law and administrative practice. Pursuant to that instruction, registrants are not required to disclose specific target levels with respect to quantitative or qualitative performance-related factors if such factors involve confidential trade secrets or confidential commercial or financial information, the disclosure of which would cause competitive harm to the registrant. The policy underlying this instruction demonstrates that information of the nature of the Confidential Targets is acknowledged by the Commission to be sensitive and commercial and financial in nature, resulting in the Commission's having established special exceptions to otherwise applicable disclosure requirements.

LP would likely suffer substantial competitive harm if specific targets that we determine to be Confidential Targets were publicly disclosed and obtained by competitors. Such information could be used by our competitors, for example, to determine our sales targets and expansion plans for coming years and adjust their business plans accordingly. This information could influence our competitors' decisions concerning development of competing products, entry into new or existing markets, mix of product offerings and marketing of products, and perhaps even pricing.

Because of the significant competition that LP faces and the substantial competitive harm to LP that could result from disclosure of those performance targets that we determine to be Confidential Targets, we believe that this information will be exempt from disclosure under Instruction 4 to Item 402(b) of Regulation S-K.

Equity-Based Awards, page 23

8.        Discuss how the committee determined the amount of the equity-based award to each named executive officer, including whether and how it considered performance in adjusting any individual grant.

Response: Amounts of equity-based awards are based on benchmark data, adjusted to reflect expected future performance by each individual executive officer as extrapolated from prior performance as assessed by our compensation committee. We will provide additional discussion of the committee’s analyses leading to individual equity-based award amounts in our future proxy materials.

Ms. Kathleen Krebs

November 8, 2007

Executive Change of Control Arrangements, page 24

9.        Please discuss how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the various employment agreements and change of control arrangements. Also, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements.

Response: Our change of control employment agreements were entered into in 1998; each agreement will terminate in January 2008. Our compensation committee, with the assistance of its independent outside consultant, is examining current market practices and analyzing what changes in such arrangements would be appropriate in a new program. To the extent that the committee has reached any determinations regarding new change of control compensation arrangements for our executive officers by the time our proxy materials for the 2008 annual meeting are filed, we will provide the requested disclosure.

Compensation of Executive Officers, page 25

Outstanding Equity Awards at December 31, 2006, page 29

10.      Although the footnotes set forth the vesting schedule of the option awards, without disclosure of the option grant dates, it does not appear that you have complied with Instruction 2 to Item 402(f)(2). Please disclose by footnote to the applicable columns the vesting dates of option awards held at fiscal year end.

Response: We will include a separate column showing the option grant date for each option award in our future proxy materials.

Potential Payments upon Termination or Change of Control, page 35

Potential Pay-Outs to Current Executive Officers, page 39

11.       Please consider aggregating the amounts payable for each situation that would generate a payout.

Response: We will disclose in our future proxy materials an aggregate compensation amount for each named executive officer in each situation involving a termination or change of control.

Director Compensation for 2006, page 41

12.       Disclose all assumptions made in the valuation of awards in the stock awards columns of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See the Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Ms. Kathleen Krebs

November 8, 2007

Response: There are no additional assumptions to disclose. The value of the restricted stock awards disclosed in the table is based solely on the market value of the shares (based on trading price) subject to the awards on the grant date, as stated in note 2 to the table on page 41 of the subject filing.

On behalf of Louisiana-Pacific Corporation (“LP”), I hereby acknowledge that:

•	LP is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	staff comments or changes to LP’s disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the subject filing; and
•	LP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (503) 821-5103 if you have any questions regarding the information contained in this letter.

Very truly yours,

/s/ Anton C. Kirchhof

Anton C. Kirchhof

Secretary